Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholder of Edgen Murray Corporation and subsidiaries:

We have audited the accompanying consolidated balance sheet of Edgen Murray Corporation and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, shareholder’s deficit, comprehensive loss, and cash flows for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edgen Murray Corporation and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Baton Rouge, Louisiana

February 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Edgen Murray Corporation and subsidiaries

Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheet of Edgen Murray Corporation and subsidiaries (“EMC”) at December 31, 2010, and the related consolidated statements of operations, shareholder’s deficit, comprehensive loss, and cash flows for each of the two years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of EMC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. EMC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of EMC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EMC at December 31, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana

March 24, 2011

Edgen Murray Corporation and subsidiaries

Consolidated balance sheets

December 31, 2011 and 2010

(In thousands, except share data)

	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,559	$32,586
Accounts receivable—net of allowance for doubtful accounts of $1,661 and $1,290, respectively	119,623	55,103
Accounts receivable—affiliate	10,431	1,133
Inventory	116,331	77,006
Income tax receivable	1,153	19,582
Prepaid expenses and other current assets	10,820	9,111
Deferred tax asset—net	209	35

Total current assets	261,126	194,556
PROPERTY, PLANT AND EQUIPMENT—NET	10,018	12,453
INTANGIBLE ASSETS—NET	11,334	19,617
NOTE RECEIVABLE—AFFILIATE	84,855	95,855
OTHER ASSETS	3,047	2,935
DEFERRED TAX ASSET—NET	1,029	38
DEFERRED FINANCING COSTS	10,819	12,150
INVESTMENT IN UNCONSOLIDATED AFFILIATE	13,180	10,843

TOTAL ASSETS	$395,408	$348,447

LIABILITIES AND DEFICIT
CURRENT LIABILITIES:
Managed cash overdrafts	$96	$2
Accounts payable	82,974	31,610
Accounts payable—affiliate	2,354	268
Accrued expenses and other current liabilities	10,191	8,084
Income taxes payable	113	80
Deferred revenue	3,944	960
Accrued interest payable	26,443	26,340
Deferred tax liability—net	991	38

Total current liabilities	127,106	67,382
DEFERRED TAX LIABILITY—NET	958	4
OTHER LONG TERM LIABILITIES	83	166
LONG TERM DEBT	480,555	461,292

Total liabilities	608,702	528,844

COMMITMENTS AND CONTINGENCIES
SHAREHOLDER’S DEFICIT:
Common stock—$.01 par value; 5,000,000 shares authorized; 2,681,564 shares issued and outstanding at December 31, 2011 and 2010	27	27
Additional paid in capital	(116,913)	(117,496)
Accumulated other comprehensive income	410	410
Retained loss	(96,818)	(63,338)

Total shareholder’s deficit	(213,294)	(180,397)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$395,408	$348,447

See accompanying notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Consolidated statements of operations

For the years ended December 31, 2011, 2010 and 2009

(In thousands)

	2011	2010	2009
SALES	$600,196	$397,909	$508,044
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	526,016	350,546	454,826
Selling, general and administrative expense, net of service fee income	49,711	44,425	48,756
Depreciation and amortization expense	11,258	11,452	11,489
Impairment of goodwill	—	55,849	—

Total operating expenses	586,985	462,272	515,071

INCOME (LOSS) FROM OPERATIONS	13,211	(64,363)	(7,027)

OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	3,680	1,029	—
Other income (expense)—net	431	91	(65)
Loss on prepayment of debt	—	—	(5,432)
Interest expense—net	(49,888)	(49,550)	(32,996)

LOSS BEFORE INCOME TAX EXPENSE (BENEFIT)	(32,566)	(112,793)	(45,520)
INCOME TAX EXPENSE (BENEFIT)	914	(22,312)	(17,995)

NET LOSS	$(33,480)	$(90,481)	$(27,525)

See accompanying notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Consolidated statements of comprehensive loss

For the years ended December 31, 2011, 2010 and 2009

(In thousands)

	2011	2010	2009
NET LOSS	$(33,480)	$(90,481)	$(27,525)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	—	91	532
Foreign currency exchange contracts
Unrealized loss on foreign currency exchange contracts, net of tax benefit of: 2009– $120	—	—	(200)
Reclassification adjustment for losses included in net income, net of tax benefit of: 2009– $229	—	—	382
Interest rate derivatives
Unrealized loss on interest rate derivatives, net of tax benefit of: 2009– $823	—	—	(1,393)
Reclassification adjustment for losses included in net income, net of tax benefit of: 2009– $5,360	—	—	8,926

Other comprehensive income, net of tax	—	91	8,247

TOTAL COMPREHENSIVE LOSS	$(33,480)	$(90,390)	$(19,278)

See accompanying notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

For the years ended December 31, 2011, 2010 and 2009

(In thousands)

	Common stock	Paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total (deficit) capital
Balances as of January 1, 2009	$27	$(119,602)	$(7,928)	$54,668	$(72,835)
Net loss	—	—	—	(27,525)	(27,525)
Comprehensive income	—	—	8,247	—	8,247
Amortization of parent restricted common units and unit options	—	1,552	—	—	1,552

Balances as of December 31, 2009	27	(118,050)	319	27,143	(90,561)

Net loss	—	—	—	(90,481)	(90,481)
Comprehensive income	—	—	91	—	91
Amortization of parent restricted common units and unit options	—	554	—	—	554

Balances as of December 31, 2010	27	(117,496)	410	(63,338)	(180,397)

Net loss	—	—	—	(33,480)	(33,480)
Amortization of parent restricted common units and unit options	—	583	—	—	583

Balances as of December 31, 2011	$27	$(116,913)	$410	$(96,818)	$(213,294)

See accompanying notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2011, 2010 and 2009

(In thousands)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(33,480)	$(90,481)	$(27,525)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	11,258	11,452	11,489
Amortization of deferred financing costs	2,173	3,298	1,550
Impairment of goodwill	—	55,849	—
Equity in earnings of unconsolidated affiliate	(3,680)	(1,029)	—
Distributions received from unconsolidated affiliate	835	—	—
Amortization of discount on long-term debt	740	654	14
Noncash accrual of interest on note payable	—	—	363
Loss on prepayment of debt	—	—	5,432
Unit-based compensation expense	583	554	1,552
Allowance for doubtful accounts	530	287	454
Provision for inventory allowances and writedowns	1,251	2,515	23,198
Deferred income tax benefit	735	(2,933)	(2,218)
(Gain) loss on foreign currency transactions	(118)	113	(394)
Unrealized loss on derivative instruments	100	88	5,165
Gain on sale of property, plant and equipment	(2)	(266)	(7)
Changes in operating assets and liabilities:	—	—	—
Trade and affiliate accounts receivable	(71,643)	1,707	67,277
Inventory	(40,596)	19,542	56,318
Income tax receivable	18,416	1,989	(22,207)
Prepaid expenses and other current assets	(2,278)	3,409	(1,150)
Trade and affiliate accounts payable	53,289	(2,126)	(45,030)
Accrued expenses, other current liabilities, and deferred revenue	4,976	11,318	(3,974)
Income tax payable	42	(26)	(22,176)
Other	(1,237)	314	(8)

Net cash provided by (used in) operating activities	(58,106)	16,228	48,123

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in unconsolidated affiliate	—	(10,000)	—
Issuance of note receivable—affiliate	—	—	(100,855)
Purchase of PetroSteel	—	(4,000)	(4,000)
Purchases of property, plant, and equipment	(540)	(480)	(2,322)
Proceeds from the sale of property, plant and equipment	2	1,059	39

Net cash used in investing activities	(538)	(13,421)	(107,138)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	—	—	460,624
Deferred financing costs	(843)	(1,209)	(13,311)
Principal payments on notes payable and long-term debt	—	(4,021)	(350,821)
Proceeds from payment of note receivable—affiliate	11,000	5,000	—
Proceeds from EM Revolving Credit Facility	168,495	12,760	165,660
Payments to EM Revolving Credit Facility	(149,972)	(12,760)	(169,292)
Managed cash overdraft	151	(51)	(3,175)

Net cash provided by (used in) financing activities	28,831	(281)	89,685
Effect of exchange rate changes on cash and cash equivalents	(214)	(40)	(614)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(30,027)	2,486	30,056
CASH AND CASH EQUIVALENTS—beginning of period	32,586	30,100	44

CASH AND CASH EQUIVALENTS—end of period	$2,559	$32,586	$30,100

See accompanying notes to consolidated financial statements.

Edgen Murray Corporation and subsidiaries

(In thousands, except per unit data and number of units)

1. Organization and summary of significant accounting policies

Description of Operations—Edgen Murray Corporation (“EMC”, or together with its consolidated subsidiary, the “Company”) is a U.S. based industrial distributor of specialty steel products primarily to the energy sector, including highly engineered steel pipe, valves, quenched and tempered and high yield heavy plate and related components and primarily serves customers that operate in the upstream, midstream and downstream end-markets for oil and natural gas as well as the power generation, civil construction and mining market segments. The Company is headquartered in Baton Rouge, Louisiana and has operations in the United States and Canada and operates as one reportable segment.

Organization —EMC is a Nevada Corporation and is the U.S. subsidiary of Edgen Murray II, L.P. (“EM II LP” or “Parent”). EMC’s sole subsidiary is Edgen Murray Canada, Inc. (“EM Canada”). Edgen Murray, L.L.C. (“EM LLC”), a former subsidiary of EMC, was acquired in connection with the acquisition of Petro Steel International, L.P. and Petro Steel International, LLC (together, “PetroSteel”) in May 2007. Effective November 24, 2009, EM LLC was legally dissolved and EMC succeeded to all rights, title and interests in the assets of EM LLC upon dissolution.

EM II LP is a Delaware limited partnership formed in 2007 by Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC and JCP IV LLC (collectively, “Fund IV”), certain other institutional investors and existing management to acquire Edgen/Murray, L.P., EM II LP’s predecessor. Jefferies Capital Partners (“JCP”) has controlled EM II LP and its predecessor since 2005.

These financial statements are provided to comply with the requirement under Rule 3-16 of Regulation S-X to provide financial statements of certain affiliates whose securities collateralize public debt.

Initial public offering—On December 29, 2011, Edgen Group Inc., a newly formed Delaware corporation, filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (“SEC”) relating to an initial public offering of shares of its Class A common stock. The registration statement relating to these securities has not yet been declared effective. If the registration statement is declared effective and if the offering is completed, Edgen Group Inc. would serve as the holding company of EM II LP and its subsidiaries. However, there can be no assurance that Edgen Group Inc.’s Registration Statement will be declared effective or that Edgen Group Inc. will complete an initial public offering of its Class A common stock.

Significant accounting policies:

Basis of presentation—The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”) and include the accounts of EMC and its subsidiaries, EM Canada and EM LLC, prior to its dissolution on November 24, 2009.

Use of estimates—The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and (iii) the reported amounts of revenues and expenses during the reporting period. Areas requiring significant estimates by Company management include the following:

•	provisions for uncollectible receivables;

•	recoverability of inventories and application of lower of cost or market accounting;

•	recoverability of indefinite-lived intangible assets;

•	recoverability of other intangibles and long-lived assets and related estimated lives;

•	valuation of equity based compensation and

•	provisions for income taxes and related valuation allowances and tax uncertainties.

Actual results could differ from those estimates.

Cash equivalents—The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Managed cash overdrafts—The Company utilizes a cash management system under which a book overdraft represents the outstanding checks on the Company’s controlled disbursement bank account in excess of funds on deposit in the account at the balance sheet date. The balance of book overdrafts is classified as managed cash overdrafts in the current liabilities section of the consolidated balance sheets. Changes in managed cash overdrafts during the years ended December 31, 2011, 2010 and 2009 are reflected as a financing activity in the consolidated statements of cash flows.

Accounts receivable—Accounts receivable is shown net of allowance for doubtful accounts. The allowance for doubtful accounts reflects the Company’s estimate of the uncollectible trade accounts receivable based on the aging and other collectability attributes of specific customer receivable accounts.

Inventory —Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections and specialized valves. Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the weighted average cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving or defective items. As a result of deteriorated market conditions in the industry, the Company reduced the carrying value of its inventory to its net realizable value resulting in a charge of $21,527 to cost of sales in the statement of operations for the year ended December 31, 2009.

Property, plant and equipment— Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment for financial reporting purposes is recorded using the straight-line method over the estimated useful lives of the individual assets when placed into service. Useful lives range from one to ten years for leasehold improvements, two to ten years for equipment and computers and ten to fifty years for buildings and land improvements. Construction in process represents costs associated with property, plant and equipment that have not been placed into service. Accelerated methods of depreciation are used for income tax purposes. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Capitalized software costs—Capitalized costs associated with computer software developed or obtained for internal use includes external consultant costs and internal payroll and payroll-related costs for employees directly involved in the application development stage of computer software development.

Leases—The Company enters into operating lease agreements. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill —Goodwill represents the excess of the purchase price of an acquired business over the portion of the purchase price assigned to the assets acquired and liabilities assumed in the transaction. Goodwill is not amortized, but is subject to annual impairment testing at the beginning of each year, and more frequently if circumstances indicate that it is probable that the fair value of goodwill is below its carrying amount. Fair value is determined using discounted cash flows and guideline company multiples. Significant estimates used in calculating fair value include estimates of future cash flows, future short-term and long term growth rates, weighted average cost of capital and guideline company multiples. See Note 6 for information regarding the $55,849 goodwill impairment charge recorded in 2010 that reduced the Company’s goodwill balance to zero.

Other identifiable intangible assets—Other identifiable intangible assets include customer relationships, tradenames, noncompetition agreements and trademarks. Intangible assets with finite useful lives are amortized and expensed over their estimated useful lives: seven years for customer relationships and one to six years for noncompetition agreements. Intangible assets with an indefinite useful life, such as tradenames and trademarks, are evaluated annually for impairment and more frequently if circumstances dictate, by comparing the carrying amounts to the fair value of the individual assets. The useful lives for the Company’s intangible assets are determined based on historical experience.

The fair value of customer relationships and noncompetition agreements is derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the Company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considers future earnings projections, discount rates, estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement.

The fair value of tradenames is derived using a relief from royalty valuation method which assumes that the owner of intellectual property is relieved from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates and market royalty rates identified on similar recent transactions.

Impairment of long-lived assets—Long-lived assets, including property, plant and equipment, are assessed for impairment when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of long-lived assets was identified during the years ended December 31, 2011, 2010 and 2009.

Deferred financing costs—Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the effective interest method. Deferred financing costs charged to the statements of operations as interest during the years ended December 31, 2011, 2010 and 2009 were $2,173, $3,298 and $1,550, respectively.

Income taxes—Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company considers future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. The Company has no significant uncertain tax positions requiring recognition in these consolidated financial statements.

Revenue recognition— The Company recognizes revenues on product sales when the earning process is complete, meaning the risks and rewards of ownership have transferred to the customer (as defined by the shipping terms) and collectability is reasonably assured. Revenue is recorded, net of discounts, customer incentives, value-added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. The Company uses pre-defined internationally accepted shipping terms that clearly communicate the roles of the buyer and seller relative to the tasks, costs and risks associated with the transportation and delivery of goods. For project orders that require delivery in multiple phases, the Company will recognize revenue for each shipment of product when title transfers in accordance with agreed shipping terms. Shipping and handling costs related to product sales are also included in sales.

Equity-based compensation—Certain Company employees and directors participate in EM II LP equity based compensation plans. All forms of equity-based payments to Company employees are recognized as compensation expense based on the grant date fair value of the award over the requisite service period associated with the award.

Foreign currency—The Company’s subsidiary, EM Canada, maintains its accounting records in its respective functional currency. All assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity at the rate of exchange at the balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at an average rate of exchange during the period. The cumulative effect of foreign currency translation adjustment is recorded as accumulated other comprehensive income (loss) and included in the consolidated statements of shareholder’s deficit.

Foreign currency exchange transaction gains or losses are charged to earnings in the period during which the transactions are settled.

Derivative financial instruments—The Company has entered into derivative instruments such as swaps, forwards and other contracts to manage risks associated with changes in interest rates and foreign currency rates. The Company does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

The Company records its derivative financial instruments at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss, if any, on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument, if any, is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Notes 14 and 15 for a discussion of the use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Other comprehensive income (loss) (“OCI”)—Comprehensive loss includes net earnings and other comprehensive income. The change in accumulated other comprehensive income (loss) during December 31, 2010 and 2009 resulted from foreign currency translation adjustments and, in 2009 only, changes in the fair value of interest rate derivatives and foreign currency exchange contracts. There was no other comprehensive income or loss recorded during the year ended December 31, 2011.

Fair values of financial instruments—The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long term debt is based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates, in a transaction between market participants.

Investment in unconsolidated affiliate—The Company’s investment in Bourland and Leverich Holdings LLC and Subsidiary (“B&L”), a distributor of oil country tubular goods, is accounted for under the equity method. The equity method of accounting is required unless the investor’s interest is so minor that they may have virtually no influence over operating and financial policies. Given that the Company’s investment in B&L represents 14.5% of the common equity of a limited liability company, the Company’s investment is considered to be more than minor.

The Company’s investment in B&L is included in investment in unconsolidated affiliate on the consolidated balance sheets. Earnings on this investment are recorded in equity in earnings of unconsolidated affiliate in the consolidated statements of operations. Any intra-entity profit or loss has been eliminated for all periods presented.

2. Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies. Updates to the Accounting Standard Codification (“ASC”) are communicated through issuance of an Accounting Standards Update (“ASU”).

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This update is intended to increase the prominence of other comprehensive income in the financial statements by eliminating one of the presentation options provided by current GAAP, and requiring an entity to present total comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company adopted this guidance at December 31, 2011 and chose to present other comprehensive income within a separate statement of comprehensive income. The effect of this amended guidance has been retrospectively applied to all periods presented.

3. Supplemental consolidated statements of cash flow information

	2011	2010	2009
Interest paid	$58,007	$35,795	$27,309
Income taxes paid	17	114	30,015
Income tax refunds received	18,375	21,371	1,367

Non-cash investing and financing activities:
Purchases of property, plant and equipment included in accounts payable	161	149	118
Distributions from unconsolidated affiliate	508	186	—

4. Property, plant and equipment

Property, plant and equipment at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Land and land improvements	$8,805	$8,805
Building	287	260
Equipment and computers	20,417	20,162
Leasehold improvements	4,402	4,273
Construction in progress .	163	90

	34,074	33,590
Less accumulated depreciation	(24,056)	(21,137)

Property, plant and equipment—net	$10,018	$12,453

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Depreciation expense	$2,975	$3,138	$3,160

5. Intangible assets

The following table summarizes the Company’s intangible assets at December 31, 2011 and 2010:

	Gross carrying value		Accumulated amortization		Net carrying value
	2011	2010	2011	2010	2011	2010
Intangible assets subject to amortization:
Customer relationships	$32,464	$32,464	$(30,190)	$(25,553)	$2,274	$6,911
Noncompete agreements	22,011	22,011	(17,055)	(13,409)	4,956	8,602
Sales backlog	5,409	5,409	(5,409)	(5,409)	—	—
Intangible assets not subject to amortization:
Tradenames	4,090	4,090	—	—	4,090	4,090
Trademarks	14	14	—	—	14	14

	$63,988	$63,988	$(52,654)	$(44,371)	$11,334	$19,617

Amortization expense for the years ended December 31, 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Amortization expense	$8,283	$8,314	$8,329

The Company’s scheduled amortization expense associated with intangible assets is expected to be:

Years Ending December 31:
2012	$5,088
2013	1,808
2014	334
2015	—
2016	—
Thereafter	—

$7,230

The cumulative weighted average remaining amortization period for customer relationships and noncompete agreements was 1.56 years at December 31, 2011. Sales backlog was fully amortized at December 31, 2011 and 2010.

6. Goodwill

The following table presents changes to goodwill and the gross carrying value and accumulated impairment losses associated with goodwill at the dates indicated:

	Gross	Accumulated impairment	Effects of foreign currency	Net
Beginning balance at January 1, 2010	$51,677	$—	$157	$51,834
Goodwill related to acquisitions	4,000	—	—	4,000
Impairment charges	—	(55,849)	—	(55,849)
Effects of foreign currency	—	—	15	15

Ending balance at December 31, 2010	$55,677	$(55,849)	$172	$—

During the year ended December 31, 2010, the Company revised its operating forecasts to project a slower future earnings recovery than originally planned due to the continued slow global economic recovery as well as uncertainty surrounding energy demand and commodity pricing. In conjunction with preparing the revised forecasts, the Company performed an interim goodwill impairment analysis using the same methodology as the annual test, which combines a discounted cash flow valuation and comparable company market value approach to determine the fair value of the Company’s reporting units.

The Company failed Step 1 of the goodwill impairment analysis during the year ended December 31, 2010 because its book value exceeded the estimated fair value. Step 2 of the goodwill impairment analysis included a determination of the implied fair value of goodwill by assigning the fair value determined in Step 1 to all of its assets and liabilities (including any recognized and unrecognized intangible assets) as if the Company’s reporting unit had been acquired in a business combination. The Company then compared the implied fair value of goodwill to the carrying amount of goodwill to determine if goodwill was impaired. Based on this analysis, the Company recorded a goodwill impairment charge of $55,849 in 2010 to reduce its goodwill balance to zero.

7. Investment in unconsolidated affiliate

On August 19, 2010, the Company invested $10,000 in exchange for 14.5% of the common equity in B&L. The Company accounts for the B&L investment under the equity method of accounting.

At December 31, 2011 and 2010, the investment in B&L was $13,180 and $10,843, respectively. Equity in the earnings of B&L for the year ended December 31, 2011 and for the period August 19, 2010 through December 31, 2010 was $3,680 and $1,029, respectively.

Summarized financial information for B&L is as follows:

	Year ended December 31, 2011	Period August 19, 2010 to December 31, 2010
Sales	$763,659	$239,673
Gross profit	76,437	27,101
Income from operations	45,980	14,788
Net Income	23,982	6,493

	2011	2010
Current assets	$206,323	$158,789
Long term assets	156,544	173,416
Current liabilities	107,533	64,633
Long-term liabilities	164,218	195,797

Net assets	$91,116	$71,775

In addition to the Company’s investment in B&L, the Company entered into a services agreement with B&L to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting and other administrative services for an annual fee of $2,000 and reimbursement of costs incurred by the Company. Selling, general and administrative expense, net of service fee income, on the statement of operations includes $2,000 and $740 of service fee income related to the services agreement for the year ended December 31, 2011 and period August 19, 2010 through December 31, 2010, respectively.

8. Credit arrangements and long term debt

Credit arrangements and long term debt consisted of the following at December 31, 2011 and 2010:

	2011	2010
$465,000 12.25% EMC Senior Secured Notes, net of discount of $2,968 and $3,708 at December 31, 2011 and 2010; due January 15, 2015	$462,032	$461,292
$195,000 EM Revolving Credit Facility, due May 11, 2014	18,523	—

Total long-term debt	$480,555	$461,292

EMC Senior Secured Notes—On December 23, 2009, EMC issued $465,000 aggregate principal amount of 12.25% senior secured notes (the “EMC senior secured notes”) with an original issue discount of $4,376. Interest accrues on the EMC senior secured notes at a rate of 12.25% semi-annually and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

The Company may redeem some or all of the EMC senior secured notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium set forth in the terms of the EMC senior secured notes and accrued and unpaid interest at the redemption date. The applicable premium is calculated as the greater of:

(1)	1.0% of the principal amount of the EMC senior secured notes; or

(2)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the EMC senior secured notes at January 15, 2013 plus (ii) all required interest payments due on the EMC senior secured notes through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points; over

(b)	the principal amount of the EMC senior secured notes, if greater.

On or after January 15, 2013, the Company may at its option redeem some or all of the EMC senior secured notes at the following redemption price, plus accrued and unpaid interest to the date of redemption:

On or after:	Percentage
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate original principal amounts of the EMC senior secured notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the EMC senior secured notes also contain certain change in control and sale of asset provisions under which the holders of the EMC senior secured notes have the right to require the Company to repurchase all or any part of the EMC senior secured notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase.

The indenture governing the EMC senior secured notes contains various covenants that limit the Company’s discretion in the operation of its business. Among other things, it limits the Company’s ability to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans and enter into certain transactions with affiliates. It also places restrictions on the Company’s ability to pay dividends or make certain other restricted payments and its ability to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of the Company’s assets. At December 31, 2011, the Company was in compliance with the affirmative and negative covenants applicable under the EMC senior secured notes.

The EMC senior secured notes are guaranteed on a senior secured basis by the Parent and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by the Parent, (2) guarantees the indebtedness of the Company or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary. At December 31, 2011, EMC is the Parent’s only U.S. subsidiary, and, therefore, the Parent is currently the only guarantor of the EMC senior secured notes.

The EMC senior secured notes and related guarantees are secured by:

•

first-priority liens and security interests, subject to permitted liens, in the Company’s and the guarantor’s principal U.S. assets (other than the working capital assets which collateralize the EM revolving credit facility), including material real property, fixtures and equipment, intellectual property and certain capital stock of EM II LP’s direct restricted subsidiaries now owned or hereafter acquired; and

•

second-priority liens and security interests, subject to permitted liens (including first-priority liens securing the EM revolving credit facility), in substantially all of the Company’s and the guarantor’s cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable and deposit and securities accounts, is subordinated to a lien thereon that secures the EM revolving credit facility. As a result of such lien subordination, the EMC senior secured notes are effectively subordinated to the Company’s EM revolving credit facility to the extent of the value of such assets.

EM Revolving Credit Facility—On September 2, 2011, EMC entered into a sixth amendment (the “Sixth Amendment) to the EM revolving credit facility among JPMorgan Chase Bank, N.A. and other financial institutions party thereto, EMC, Edgen Murray Europe Limited (“EM Europe”), EM Canada and Edgen Murray Pte. Ltd. (“EM Pte”), (collectively, the “Borrowers”). The Sixth Amendment extended the maturity date of the EM revolving credit facility from May 11, 2012 to May 11, 2014 and increased the aggregate amount available under the EM revolving credit facility from $175,000 to $195,000 (subject to an increase by the Company of up to $25,000 for a total of $220,000), of which:

•	EMC may utilize up to $180,000 ($25,000 of which can only be used for letters of credit) less any amounts utilized under the sublimits of EM Canada and EM Europe;

•	EM Europe may utilize up to $60,000;

•	EM Canada may utilize up to $10,000; and

•	EM Pte may utilize up to $15,000.

Actual credit availability under the EM revolving credit facility for each Borrower fluctuates because it is subject to a borrowing base limitation that is calculated based on a percentage of eligible trade accounts receivable and inventories, the balances of which fluctuate, and is subject to discretionary reserves, revaluation adjustments and sublimits as defined by the EM revolving credit facility and imposed by the administrative agent. The Borrowers may utilize the EM revolving credit facility for borrowings as well as for the issuance of various trade finance instruments and other permitted indebtedness. The EM revolving credit facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada, EM Pte, EM Europe and each of the guarantors. Additionally, the common shares of EM Pte and Edgen Murray FZE (“EM FZE”) secure the portion of the EM revolving credit facility utilized by EM Europe. The EM revolving credit facility is guaranteed by EM II LP. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte sub-facility is guaranteed by EMGH Limited (“EMGH”), PAL, EM Europe, EM Canada and EM Pte.

At December 31, 2011, the Company was in compliance with the affirmative and negative covenants applicable under the EM revolving credit facility.

At December 31, 2011 and 2010, the Company had cash borrowings of $18,523 and $0, respectively, reserves of $1,919 and $1,664, respectively, and trade finance instruments of $32,676 and $18,506, respectively, outstanding under the EM revolving credit facility. For the year ended December 31, 2011, the Company’s weighted average interest rate paid for cash borrowings under the EM revolving credit facility was 4.43%.

At December 31, 2011, borrowing availability under the EM revolving credit facility was as follows (based on the value of the borrowing base on that date):

	Company			Affiliate
	EMC		EM Canada	EM Europe	EM Pte	Total
Total availability	$118,405		$1,679	$26,436	$15,000	$161,520
Less utilization and reserves	(53,043	)(a)	(75)	(8,436)	(4,929)	(66,483)

Net availability	$65,362		$1,604	$18,000	$10,071	$95,037

(a)	Includes a letter of credit in the amount of $5,000 issued to HSBC which supports the local credit facility of EM FZE, a subsidiary of EM Europe and related party of the Company which utilizes the facility.

Scheduled annual maturities, excluding mandatory prepayments, if any, for all Company outstanding credit arrangements and long term debt for the years after December 31, 2011, are as follows:

for years after December 31, 2011:
2012	$—
2013	—
2014	18,523
2015	462,032
2016	—
Thereafter	—

$480,555

First and Second Lien Credit Agreements—On May 11, 2007, EM II LP, EMC and certain other subsidiaries of EM II LP entered into first and second lien term loan agreements in connection with the issuance of $500,000 of term loans. On December 23, 2009, with the proceeds from issuance of the EMC senior secured notes, plus cash on hand, EM II LP fully repaid the outstanding balance on the First term loans of $490,438, accrued interest of $1,310 and transaction expenses of $13,311, of which approximately $4,185 was paid as underwriting fees to Jefferies & Company, Inc., a wholly owned subsidiary of Jefferies Group, Inc., a related party. In connection with this repayment of debt, the Company expensed $5,432 of deferred financing costs which is recorded within loss on prepayment of debt in the consolidated statement of operations for the year ended December 31, 2009.

Note payable to sellers of PetroSteel—In connection with the acquisition of the assets of PetroSteel, the Company entered into a three-year, $4,000 subordinated note with the sellers of PetroSteel which accrued interest at a rate of 8% per annum compounded annually. In May 2010, the note, including accrued interest of $1,040, was paid in full.

Third party guarantees—In the normal course of business, the Company may provide performance guarantees directly to third parties on behalf of its subsidiaries and affiliated subsidiaries.

At December 31, 2011 and 2010, the Company had issued payment guarantees with a maximum aggregate potential obligation for future payments (undiscounted) of $26,764 and $9,105, respectively, to third parties to secure payment performance by the Company. The outstanding aggregate value of guaranteed commitments at December 31, 2011 and 2010 was $26,433 and $9,105, respectively, for which no commitment extended beyond one year.

9. Common stock

Common stock—The holders of the Company’s Class A Common Stock are entitled to one vote per share. All of the 2,681,564 outstanding shares of Class A Common Stock are held by the Parent.

10. Unit-based compensation

The Parent has plans under which non-vested common partnership units and options to purchase the Parent’s common partnership units (collectively, “units”) have been granted to executive officers, directors and employees. The terms and vesting schedules for unit awards vary by type of grant, but generally vest upon time-based conditions. Upon exercise, options to purchase the Parent’s common units are settled with authorized, but unissued common units.

The unit-based compensation expense recorded within the consolidated statements of operations was as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Unit-based compensation expense by type:
Unit options	$566	$244	$709
Restricted common units	17	310	843

Total unit-based compensation expense	583	554	1,552
Tax benefit recognized	—	(10)	—

Total unit-based compensation expense—net of tax	$583	$544	$1,552

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally three or five years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances allowed under GAAP.

Unit-based compensation expense for the year ended December 31, 2010 reflects the reversal of compensation expense related to non-vested restricted units forfeited by employees during the period, and the cumulative effect of compensation expense related to the forfeiture rate of unit options which was increased from 5% to 25% to align with the Company’s actual experience since grant date.

Unit options—Certain Company employees receive EM II LP unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire ten years from the date of grant and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model, which incorporates various assumptions including expected life of the option, risk-free interest rates, expected distribution yield of the underlying security and expected unit price volatility. Unit-based compensation expense is recognized based on the grant date fair value, net of an allowance for estimated forfeitures, on a straight-line basis over the total requisite service period for the entire award.

Unit option activity—A summary of unit option activity during the years ended December 31, 2011, 2010 and 2009 is as follows:

	Number of Options	Weighted-average exercise price per unit
Outstanding—January 1, 2009	7,525	$1,000
Granted	—	—
Exercised	—	—
Forfeited	(250)	1,000
Expired	—	—

Outstanding—December 31, 2009	7,275	1,000
Granted	1,075	1,000
Exercised	—	—
Forfeited	(620)	1,000
Expired	—	—

Outstanding—December 31, 2010	7,730	1,000
Granted	—	—
Exercised	—	—
Forfeited	(480)	1,000
Expired	—	—

Outstanding—December 31, 2011	7,250	1,000

Exercisable—December 31, 2009	2,910	1,000
Exercisable—December 31, 2010	4,155	1,000
Exercisable—December 31, 2011	5,245	1,000

At December 31, 2011, there was $455 of compensation expense related to non-vested unit option awards yet to be recognized over a weighted average period of 0.54 years.

At December 31, 2011, there were 7,250 unit options outstanding that were vested, exercisable or expected to vest with an aggregate intrinsic value of $2,610 and 5,245 exercisable unit options with an aggregate intrinsic value of $1,888. The aggregate intrinsic value is calculated based on the difference between the Company’s estimated unit price at December 31, 2011 of $1,360 per unit and the exercise price of each unit option, multiplied by the number of options where the fair value exceeds the exercise price and represents the amount that would been received by the option holders had all option holders exercised their options at December 31, 2011. In the absence of a public trading market for our common partnership units, management determined the estimated unit price using a combination of an income and market approach.

During the years ended December 31, 2011 and 2009, the Company did not grant any unit options. The weighted average fair value of each option granted during 2010 was $69.26. The fair value was estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for unit options awarded in 2010 were as follows:

2010
Weighted average black-scholes assumptions:
Risk-free interest rate	1.87%
Expected volatility	50%
Expected dividend yield	None
Expected term (in years)	6.5 years

The Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 as no historical data was available. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes are comparable.

Restricted common unit activity— Restricted common units vest over various time periods ranging from three to five years depending upon the award and convert to unrestricted common partnership units at the conclusion of the vesting period. All or a portion of an award may be cancelled if employment is terminated before the end of the relevant vesting period. Restricted units are valued at the fair value of a common partnership unit on the grant date.

The following table summarizes restricted common unit activity for the years ended December 31, 2011, 2010 and 2009:

	Number of Units	Weighted-average grant date fair value
Outstanding—January 1, 2009	8,044	$1,000
Granted	—	—
Vested	(3,865)	1,000
Forfeited	—	—
Expired	—	—

Outstanding—December 31, 2009	4,179	1,000
Granted	150	312
Vested	(3,838)	1,000
Forfeited	(330)	1,000
Expired	—	—

Outstanding—December 31, 2010	161	360
Granted	—	—
Vested	(61)	444
Forfeited	—	—
Expired	—	—

Outstanding—December 31, 2011	100	312

At December 31, 2011, there was $23 of compensation expense related to non-vested restricted common units yet to be recognized over a weighted average period of 0.79 years. At December 31, 2011, the total fair value of shares vested during the year was $83.

During the years ended December 31, 2011 and 2009, the Company did not grant any restricted units. The Company’s valuation methodology for determining the $312.26 fair value of restricted units granted in 2010 was based on a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding common partnership units to determine the fair value of a common partnership unit at the grant date.

11. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2011 and 2010, are as follows:

	2011	2010
DEFERRED TAX ASSETS
Deferred compensation	$180	$165
Inventory	1,929	1,307
Bad debt allowance	961	474
Accrued bonuses and professional fees	132	154
Unrealized foreign currency gain	205	206
Net operating loss carryforwards	11,385	2,900
Tax credits	709	76
Goodwill and other intangible assets	10,082	10,788
Basis difference in non-controlled investment	706	227
Stock based compensation	1,382	1,189
Other	194	137

Gross deferred tax assets	27,865	17,623
Less: valuation allowance	(24,299)	(11,492)

Net deferred tax assets	$3,566	$6,131

DEFERRED TAX LIABILITIES
Inventory	$(721)	$(444)
Acquired customer relationships and tradenames	(2,365)	(4,163)
Basis difference in fixed assets	(45)	(539)
Stock based compensation	(511)	(521)
Other	(635)	(433)

Gross deferred tax liabilities	(4,277)	(6,100)

NET DEFERRED TAX ASSET/(LIABILITY)	$(711)	$31

As presented in the consolidated statements of cash flows, the change in deferred income taxes includes, among other items, the change in deferred income taxes related to the deferred income tax provision and the change between the deferred income taxes estimated and actual deferred income taxes for each year.

Loss from continuing operations for each jurisdiction follows:

	2011	2010	2009
United States	$(31,016)	$(110,734)	$(44,145)
Foreign	(1,550)	(2,059)	(1,375)

Total	$(32,566)	$(112,793)	$(45,520)

Components of income tax (benefit) expense are as follows:

	$000,000,000	$000,000,000	$000,000,000
	2011	2010	2009
Current:
United States	$405	$(19,163)	$(15,327)
Foreign	(226)	(217)	(441)

	$179	$(19,380)	$(15,768)

Deferred:
United States	$933	$(2,960)	$(2,278)
Foreign	(198)	28	51

	735	(2,932)	(2,227)

Total	$914	$(22,312)	$(17,995)

The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	000,000000	000,000000	000,000000
	2011	2010	2009
U.S. federal income tax benefit at statutory rate	$(11,398)	$(39,478)	$(15,932)
Differences in foreign income tax rates	132	144	83
State income taxes—net of U.S. federal income tax benefit (expense)	(81)	1,158	(2,096)
Nondeductible expenses and other	785	(3)	(50)
Goodwill impairment	—	7,930	—
Valuation allowance	11,476	7,937	—

Total provision for income taxes	$914	$(22,312)	$(17,995)

Effective tax rate	(3%)	20%	40%

In 2010, the income tax benefit reflects the utilization of certain net operating losses (“NOLs”) that were carried back to periods with taxable income. In 2011, the Company was unable to utilize its remaining NOLs as it has recorded a valuation allowance to offset any deferred tax asset created as a result of any NOLs.

At December 31, 2011, 2010 and 2009, U.S. income taxes were not provided on earnings of EM Canada, the Company’s non-U.S. subsidiary, because the Company has invested, or expects to invest, the undistributed earnings indefinitely. If in the foreseeable future these earnings are repatriated to the United States or if the Company determines that the earnings will be remitted, additional tax provisions may be required.

At December 31, 2011 and 2010, a valuation allowance of $24,299 and $11,492, respectively, was recorded against deferred tax assets and NOLs carryforwards. The valuation allowance increased $12,807 and $11,492 during the years ended December 31, 2011 and 2010, respectively. The NOLs are scheduled to expire beginning in 2024 through 2031.

12. Commitments and contingencies

Operating leases—The Company leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to nine years with various renewal options of up to 20 years. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments.

Total rental expense for all operating leases is as follows:

	Year ended December 31,
	2011	2010	2009
Operating lease rental expense	$3,269	$2,874	$2,988

Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year for years beginning after December 31, 2011 are:

2012	$3,025
2013	2,343
2014	1,750
2015	904
2016	20
Thereafter	—

Total	$8,042

Employment agreements—In the ordinary course of business, the Company has entered into employment contracts with certain executives. Among other things, the employment agreements provide for minimum salary levels, incentive bonuses and other compensation. Employment agreement terms also include payments to the executive in the event of termination of employment. The payments, among other things, may include cash severance, continuation of medical and other insurance benefits and acceleration of the vesting of certain equity-based awards, depending on, among other factors, the circumstances surrounding termination.

Legal proceedings—The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material effect on the Company’s consolidated financial position, results of operations and/or cash flows.

On April 1, 2011, a customer notified the Company that it intends to pursue its remedies under the warranty provisions contained in the customer’s purchase order contract due to certain alleged manufacturing defects with products sold by the Company. The Company has evaluated the information provided by the customer and believes it has various defenses to the customer’s potential claim. Should this claim result in the recording of a liability, the Company believes the range of loss would be approximately $0 to $1,500. The Company has not accrued an amount related to this matter at December 31, 2011.

Related to this claim, the customer has withheld payment of certain receivables due to the Company in the amount of approximately $955. Although the Company believes that these receivables will be collected upon resolution of the matter, due to the uncertainty of collectability as a result of the outstanding warranty claim, the Company fully reserved for these receivables during the year ended December 31, 2011.

The Company believes amounts paid to the customer, if any, will be recoverable from the original supplier of the products and believes the ultimate resolution of these matters will not have a material effect on the consolidated financial statements. There can be no assurance that the Company’s losses related to the claim will not exceed the Company’s estimated range of loss, that the Company will be able to recover any or all of the receivables owed to it by the customer or that the Company will be able to recover any amounts from the original supplier of the products related to these matters.

13. Concentration of risks

For the years ended December 31, 2011, 2010 and 2009, the Company’s ten largest customers and ten largest suppliers represented the following percentages of sales and product purchases:

	Year ended December 31,
	2011	2010	2009
Top 10 customers as a percentage of sales	28%	27%	28%
Top 10 suppliers as a percentage of product purchases	55%	50%	48%

No one customer accounted for more than 10% of the Company’s sales in any of the periods presented. During the years ended December 31, 2011, 2010 and 2009, the Company’s largest supplier accounted for approximately 12% , 13% and 10%, respectively, of product purchases.

During the years ended December 31, 2011, 2010 and 2009, the Company derived the following percentage of total sales from customers in the oil and gas industry:

	Year ended December 31,
	2011	2010	2009
Percentage of sales derived from the oil & gas industry	84%	78%	66%

Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

14. Derivatives and other financial instruments

Treasury policy and risk management—Management is responsible for raising financing for operations and managing liquidity, foreign exchange risk and interest rate risk. These risks are closely monitored and evaluated by management, including the Chief Financial Officer, the Treasurer and respective local accounting management, for all company locations. The Company enters into derivative financial instruments to manage certain exposures to these risks. The Company does not enter into any derivative instruments for trading or other speculative purposes. The Company’s derivative policy requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken.

Currency exchange rate risk—The Company hedges against foreign currency exchange rate-risk, on a case-by-case basis, using a series of forward contracts to protect against the exchange risk inherent in its forecasted transactions denominated in foreign currencies. In these transactions, the Company executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that it’s fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent the Company forecasts the expected foreign currency cash flows from the period the forward contract is entered into until the date it settles with reasonable accuracy, the Company significantly lowers a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in accumulated other comprehensive income (loss) in the consolidated statements of shareholder’s deficit. These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations, which generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in selling, general and administrative expenses in the consolidated statements of operations.

Transactions hedged include forecasted purchase commitments. At December 31, 2011 and 2010, there were no derivatives designated as hedges outstanding or deferred gains or losses deferred in accumulated other comprehensive income, and the total notional amount of outstanding forward contracts not designated as hedging instruments at December 31, 2011 and 2010 was $7,165 and $4,431, respectively.

The following table provides a balance sheet overview of the Company’s derivative assets and liabilities at the dates indicated (n/a is defined as not applicable):

	Asset Derivatives				Liability Derivatives
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Forward contracts	n/a	$—	n/a	$—	n/a	$—	n/a	$—
Derivatives not designated as hedging instruments:
Forward contracts	Other current assets	$38	n/a	$—	Accrued expense and other current liabilities	$(138)	Other current liabilities	$(88)

The following table discloses the effect of the Company’s derivative instruments designated as hedging instruments on the consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009:

	Gain (loss) recognized in OCI (effective portion)			Location reclassified from OCI to income	Gain (loss) reclassified from OCI to income (effective portion)			Location of gain (loss) recognized in income on derivative (ineffective portion)	Gain (loss) recognized in income on ineffective portion
	2011	2010	2009		2011	2010	2009		2011	2010	2009
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	$—	$—	$(200)	Cost of sales	$—	$—	$(107)	SG&A	$—	$—	$(336)
				SG&A	—	—	(275)
Interest rate derivatives	—	—	(1,393)	Interest Expense	—	—	(8,926)	SG&A	—	—	—

	$—	$—	$(1,593)		$—	$—	$(9,308)		$—	$—	$(336)

The following table discloses the impact on the Company’s consolidated statements of operations of derivative instruments not designated as hedging instruments for the years ended December 31, 2011, 2010 and 2009:

		Recognized gain (loss) in income
	Location of gain (loss) recognized in income	2011	2010	2009
Derivatives not designated as hedging instruments:
Forward contracts	SG&A	$(245)	$41	$116
Interest rate derivatives	Other income (expense)	—	—	(234)

Interest rate risk—The Company’s variable interest rate risk is limited to cash borrowings under the Company’s credit facilities which are subject to interest rates that fluctuate with market rates. This risk is partially mitigated due to the short-term nature of these borrowings. There were no interest rate derivatives outstanding at December 31, 2011 and 2010.

Credit risk— By using derivative instruments to manage its risk exposure, the Company is subject to credit risk on those derivative instruments. Credit risk arises from the potential failure of the counterparty to perform under the terms of the derivative instrument. The Company attempts to limit this risk by entering into derivative instruments with counterparties which are banks with high credit ratings assigned by international credit rating agencies.

15. Fair value

The Company classifies financial assets and liabilities that are measured and reported at fair value on a recurring basis using a hierarchy based on the inputs used in measuring fair value.

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company classifies the inputs used to measure fair value into the following hierarchy:

Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3: Inputs reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements.

The Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2011 and 2010 are as follows:

	000,000	000,000	000,000	000,000	000,000	000,000	000,000	000,000
	2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets:
Forward contracts	$—	$38	$—	$38	$—	$—	$—	$—
Financial liabilities:
Forward contracts	—	(138)	—	(138)	—	(88)	—	(88)

Forward contracts are valued using broker quotations or market transactions in either the listed or over-the counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.

Certain nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis (e.g., property, plant and equipment) and are subject to fair value adjustments under certain circumstances. In 2010, using appropriate valuation techniques, the Company adjusted the carrying value of goodwill and recorded an impairment charge as follows:

	$000,000,0	$000,000,0	$000,000,0	$000,000,0
	Level 1	Level 2	Level 3	Impairment charges
Goodwill (see Note 6)	$—	$—	$—	$55,849

The fair value estimate was based primarily on the combination of a discounted cash flow valuation and comparable company market value approach to determine the fair value of the Company’s reporting unit which are Level 3 inputs. See Note 6 for additional information.

The comparison of carrying value and fair value of the Company’s financial instruments at December 31, 2011 and 2010 is presented below:

	0000000000	0000000000	0000000000	0000000000
	2011		2010
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
EMC Senior Secured Notes	$462,032	$404,550	$461,292	$406,875

The fair value of the EMC senior secured notes, excluding unamortized discount, has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet dates.

The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of these financial instruments.

The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values due to their short term nature.

16. Employee benefit plans

The Company maintains a 401(k) plan for all U.S. employees who have met the eligibility requirements to participate. Under the plan, employees may contribute up to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. For each employee contributing to the plan in a particular year, the Company matches 50% of up to 6% of that employee’s compensation contributed by the employee to the plan. The plan provides that employees’ contributions will be 100% vested at all times and that the Company’s contributions vest over a five-year period. The Company contributed $506, $491 and $390, to this plan for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company also maintains a smaller benefit arrangement for employees in Canada and recognizes contribution expense to that plan in the period incurred. Such amounts were not material to the financial statements for the years ended December 31, 2011, 2010 and 2009.

17. Related-party transactions

The Company conducted business with certain subsidiaries of the Parent in the normal course of business. Transactions with these affiliated companies were as follows:

	000,000	000,000	000,000
	December 31,
	2011	2010	2009
Sales to affiliated companies	$18,221	$1,859	$11,909
Purchases from affiliated companies	5,986	2,038	7,931

	000,000000	000,000000
	December 31,
	2011	2010
Trade receivables from affiliated companies	$10,431	$1,132
Trade payables to affiliated companies	2,354	268

The Company has receivables of $5,137 and $3,388 at December 31, 2011 and 2010, respectively, related to expenses paid on behalf of the Parent and certain subsidiaries of the Parent. These amounts are included in accounts receivable- affiliate and other assets on the consolidated balance sheets.

In connection with the issuance of the EMC senior secured notes and the repayment of the term loans on December 23, 2009, the Company issued a note to its affiliates, EM Cayman and EM Europe, in the amounts of $90,855 and $10,000, respectively, due January 15, 2015. At December 31, 2011, EM Europe had fully repaid its note and the responsibility for EM Cayman’s note was assumed by its parent, EMGH, when EM Cayman was liquidated and officially dissolved effective August 23, 2011. Interest accrues on this note at 12.25% semi-annually and is due on each January 15 and July 15, commencing on July 15, 2010. At December 31,

2011 and 2010, the balance due to the Company of $84,855 and $95,855, respectively, is presented as a note receivable – affiliate, and accrued interest receivable of $4,874 and $5,456, respectively, is presented within prepaid expenses and other current assets on the consolidated balance sheets.

The Company made payments to JCP for reimbursement of certain expenses incurred while monitoring its investment in EM II LP as follows:

	000000	000000	000000
	December 31,
	2011	2010	2009
Payments to JCP	$87	$60	$66

B&L acquired certain assets, working capital and other contractual liabilities of Bourland & Leverich Holding Company and Subsidiaries on August 19, 2010. In connection with the acquisition, the Company invested $10,000 in exchange for 14.5% common equity in B&L. The Company’s President and Chief Executive Officer serves as non-executive chairman of the board of directors for B&L. B&L is controlled by JCP. In addition, certain JCP employees, who serve as directors of the general partner of the Parent, serve on the board of directors on B&L.

The Company also entered into a service agreement with B&L to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting and other administrative services, for a $2,000 annual fee and reimbursement of administrative expenses. Selling, general and administrative expense, net of service fee income on the consolidated statements of operations includes $2,000 and $740 for the year ended December 31, 2011 and the period August 19, 2010 through December 31, 2010, respectively. Reimbursable administrative expenses paid by the Company on behalf of B&L, which are reimbursed by B&L, were $494 and $60 in the year ended December 31, 2011 and the period August 19 through December 31, 2010, respectively.

In the normal course of business, the Company purchased $62 and $1,058 of products from B&L during the year ended December 31, 2011 and the period August 19, 2010 through December 31, 2010, respectively. At December 31, 2011 the Company had accounts receivable of $4 from B&L included on its consolidated balance sheet. At December 31, 2010 the Company had accounts payable of $3 to B&L included on its consolidated balance sheet.

In August 2010, B&L granted equity awards to EMC’s Chief Executive Officer and certain EM II LP employees. The equity awards include 800 Class A restricted units, 1,206 Class A unit options and 1,041.55 Class B units, all of which vest over a five year period. The per unit fair value of a restricted unit was estimated to be $1,075 based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding Class A common units to determine the fair value of a common unit at the grant date.

The fair value of each unit option of $745 was based on the Black-Scholes option pricing model. The weighted-average assumptions used in the Black-Scholes pricing model were as follows:

Weighted average Black-Scholes assumptions:	2010
Risk-free interest rate	1.87%
Expected volatility	75%
Expected dividend yield	None
Expected term (in years)	6.5 years

As no historical data was available, the Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which the Company believes are comparable.

The fair value of a Class B common unit was estimated to be $748 based on a valuation methodology, which uses a combined discounted cash flow valuation and comparable company market value approach which was divided by the total outstanding Class A common units, including Class A restricted units and options, to determine the fair value of a Class B common unit at the grant date.

The difference in fair value of a Class A and Class B unit is due to the significant differences in seniority and distribution rights. The Class A units first receive their liquidation preference then participate in the remaining proceeds pro rata with Class B units. Given the Class A seniority and participation feature, its fair value is higher than that of Class B.

Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. The valuation approaches used by the Company in determining the fair value of equity awards and the related compensation expense require the input of highly subjective assumptions. For example, the discounted cash flow approach uses management’s estimates related to projections of revenues and expenses and related cash flows based on assumed long termgrowth rates and demand trends, expected future investments to grow the business and a risk-adjusted discount rate. The market approach includes management’s assumption of comparable companies based on corresponding financial metrics of publicly traded firms in similar lines of business to the Company’s historical and/or projected financial metrics.

Selling, general and administrative expense, net of service fee income, for the year ended December 31, 2011 and 2010 includes $508 and $186, respectively, of compensation expense related to the B&L equity awards.